

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 1, 2022

Joe Doolan
Chief Financial Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, Illinois 60455

> **Re: Manitex International, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 26, 2022**
> **File No. 333-267100**

Dear Mr. Doolan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Todd Kaye